CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
ENERGY FOCUS, INC.

Pursuant to Section 242 of the
General Corporation Law of the State of Delaware

Energy Focus, Inc. (hereinafter called the "Company"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify as follows:

A resolution was duly adopted by the Board of Directors of the Company pursuant to Section 242 of the General Corporation Law of the State of Delaware setting forth an amendment to the Certificate of Incorporation of the Company and declaring said amendment to be advisable. The stockholders of the Company duly approved said proposed amendment by written consent in accordance with Sections 228 and 242 of the General Corporation Law of the State of Delaware. The resolution setting forth the amendment is as follows:

RESOLVED, that paragraph (A) of Article FOURTH of the Certificate of Incorporation of the Company, as amended, be and hereby is deleted in its entirety and the following two paragraphs are inserted in lieu thereof:

> "(A) The Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." Effective at 5:00 p.m., eastern time, on the filing date of this Certificate of Amendment of Certificate of Incorporation (the "Effective Time"), a 1-for-10 reverse stock split of the Common Stock shall become effective, pursuant to which each ten shares of Common Stock outstanding and held of record by each stockholder of the Company (including treasury shares) immediately prior to the Effective Time shall be reclassified and combined into one share of Common Stock automatically and without any action by the holder thereof upon the Effective Time and shall represent one share of Common Stock from and after the Effective Time. No fractional shares of Common Stock shall be issued as a result of such reclassification and combination. In lieu of any fractional shares to which the stockholder would otherwise be entitled, the Company shall pay cash equal to such fraction multiplied by the then fair market value of the Common Stock as determined by the Board of Directors of the Company.
>
> The total number of shares which the Corporation is authorized to issue is Seventeen Million (17,000,000) shares, each with a par value of $0.0001 per share. Fifteen Million (15,000,000) shares shall be Common Stock and Two Million (2,000,000) shares shall be Preferred Stock."

IN WITNESS WHEREOF, the Company has caused its corporate seal to be affixed hereto and this Certificate of Amendment to be signed by its Chief Executive Officer this 15th day of July, 2014.

ENERGY FOCUS, INC.

By: ______________________

James Tu, Executive Chairman and Chief Executive Officer